UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

EPIQ Systems Inc.

(Name of Issuer)

Voting Shares of Common Stock

(Title of Class of Securities)

26882D109

(CUSIP Number)

George Young

St. Denis J. Villere & Company, L.L.C.

601 Poydras St., Suite 1808

New Orleans, LA 70130

(504) 599-4544

With a Copy to:

John Anjier

Liskow & Lewis

701 Poydras St., Suite 5000

New Orleans, LA 70139

(504) 556-4177

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 6, 2015

(Date of Event Which Requires Reporting)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 26882D109	Page 2 of 9 Pages

(1)	Name of reporting person St. Denis J. Villere & Company, L.L.C.
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place or organization Louisiana
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 5,198,789
	(8)	Shared voting power 5,255,524
	(9)	Sole dispositive power 5,255,524
	(10)	Shared dispositive power 5,255,524
(11)	Aggregate amount beneficially owned by each reporting person: 5,255,524
(12)	Check box if the aggregate amount in Row (11) excludes certain shares: N/A
(13)	Percent of class represented by amount in Row 11: 14.19%
(14)	Type of reporting person: IA

SCHEDULE 13D/A

CUSIP No. 26882D109	Page 3 of 9 Pages

(1)	Name of reporting person George V. Young
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place or organization Louisiana
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 17,150
	(8)	Shared voting power 5,255,524
	(9)	Sole dispositive power 17,150
	(10)	Shared dispositive power 5,215,939
(11)	Aggregate amount beneficially owned by each reporting person: 5,255,524
(12)	Check box if the aggregate amount in Row (11) excludes certain shares: N/A
(13)	Percent of class represented by amount in Row 11: 14.19%
(14)	Type of reporting person: IN

SCHEDULE 13D/A

CUSIP No. 26882D109	Page 4 of 9 Pages

(1)	Name of reporting person St. Denis J. Villere III
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place or organization Louisiana
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 7,900
	(8)	Shared voting power 5,255,524
	(9)	Sole dispositive power 7,900
	(10)	Shared dispositive power 5,206,689
(11)	Aggregate amount beneficially owned by each reporting person: 5,255,524
(12)	Check box if the aggregate amount in Row (11) excludes certain shares: N/A
(13)	Percent of class represented by amount in Row 11: 14.19%
(14)	Type of reporting person: IN

SCHEDULE 13D/A

CUSIP No. 26882D109	Page 5 of 9 Pages

(1)	Name of reporting person St. Denis J. Villere II
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place or organization Louisiana
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 31,685
	(8)	Shared voting power 5,255,524
	(9)	Sole dispositive power 31,685
	(10)	Shared dispositive power 5,230,474
(11)	Aggregate amount beneficially owned by each reporting person: 5,255,524
(12)	Check box if the aggregate amount in Row (11) excludes certain shares: N/A
(13)	Percent of class represented by amount in Row 11: 14.19%
(14)	Type of reporting person: IN

SCHEDULE 13D/A

CUSIP No. 26882D109	Page 6 of 9 Pages

(1)	Name of reporting person George G. Villere
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place or organization Louisiana
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 5,255,524
	(9)	Sole dispositive power
	(10)	Shared dispositive power 5,255,524
(11)	Aggregate amount beneficially owned by each reporting person: 5,255,524
(12)	Check box if the aggregate amount in Row (11) excludes certain shares: N/A
(13)	Percent of class represented by amount in Row 11: 14.19%
(14)	Type of reporting person: IN

SCHEDULE 13D/A

CUSIP No. 26882D109	Page 7 of 9 Pages

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D/A relates to shares of the Voting Shares of Common Stock (the “Shares”) of Epiq Systems, Inc., a Missouri corporation (the “Issuer”), whose principal executive offices are located at 501 Kansas Ave, Kansas City, KS 66105.

ITEM 2.	IDENTITY AND BACKGROUND

No amendment to Item 2.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The 5,255,524 Shares reported herein by the Reporting Persons were acquired at an aggregate purchase price of approximately $65.5 million. Such Shares were acquired in the ordinary course of business with investment funds in accounts managed by the Reporting Persons.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended by adding the following paragraphs:

On July 30, 2015, Villere submitted to the Issuer a letter terminating the Agreement (The Agreement was attached to the prior amendment as Ex. 99.4. The July 30 letter is attached hereto as Ex. 99.5). The termination under the terms of the Agreement was effective immediately subject to a ten-day notice period. On August 6, 2015, the Issuer sent a letter to Villere that purports to nominate Villere’s director under the Agreement to the Issuer’s 2016 slate of directors for the 2016 annual shareholder meeting. The letter is attached as Ex. 99.6. The Company argues that this nomination to the Issuer’s purported slate of directors for the July 2016 shareholder meeting extends the term of the Agreement. Villere does not believe that the Issuer’s actions or the August 6, 2015 letter are effective to extend the Agreement under the terms of the Agreement or Missouri law and reserves the right to challenge the Issuer’s actions or interpretation of the Agreement.

The Reporting Persons still believe that the Common Stock at current market prices is undervalued and that the Issuer should implement strategic alternatives as a means to enhance or maximize shareholder value. Depending on various factors, including, without limitation, the outcome of any discussions with members of the Board and the Issuer’s shareholders, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, “Securities”), disposing of any Securities, in the open market, privately negotiated transactions, or otherwise, at anytime and from time to time, and engaging in any hedging or similar transactions with respect to the Securities. The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in subparagraphs (a )-(j) of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

Based upon the Issuer’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2014, there were 37,041,224 shares of the Common Stock outstanding as of February 23, 2015.

A.	Villere

(a)	Villere beneficially owns 5,255,524 Shares, which represents approximately 14.95% of the issued and outstanding Shares.

(b)	Villere has sole power to vote and to dispose of 5,480,389 shares, and the shared power to dispose of 5,255,524 shares.

(c)	Villere has not entered into any transactions on behalf of itself or its clients within the last 60 days, except the following routine transactions as a result of account maintenance and client actions:

Trade Date	Shares Purchased (Sold)	Price Per Share (avg) ($)
Various	(568,031)	$16.96

SCHEDULE 13D/A

CUSIP No. 26882D109	Page 8 of 9 Pages

B.	Messrs. Young, S. Villere II, S. Villere III and G. Villere

(a)	Each of Messrs. Young, S. Villere II, S. Villere III and G. Villere, as a member of Villere, may be deemed the beneficial owners of the 5,255,524 Shares beneficially owned by Villere, which represents approximately 14.95% of the issued and outstanding Shares. In addition, of that 5,255,524 Shares, Mr. Young owns 17,150 Shares, Mr. S. Villere II owns 31,685 Shares and Mr. S. Villere III owns 7,900 Shares.

(b)	Messrs. Young, S. Villere II, S. Villere III and G. Villere have the shared power to vote 5,255,524 Shares. Mr. Young has the sole power to vote and to dispose of 17,150 Shares. Mr. S. Villere II has sole power to vote and to dispose of 31,685 Shares. Mr. S. Villere III has sole power to vote and to dispose of 7,900 Shares.

(c)	None of Messrs. Young, S. Villere II, S. Villere III and G. Villere has entered into any transactions in the Shares during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended to add the following items:

On July 30, 2015, Villere submitted to the Issuer a letter terminating the Agreement. The Letter is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

On August 6, 2015, the Issuer sent a letter to Villere that purports to nominate Villere’s director under the Agreement to the Issuer’s July 2016 slate of directors for the 2016 annual shareholder meeting. The Company has stated that this nomination to the Issuer’s purported slate of directors for the July 2016 shareholder meeting extends the Agreement. Villere does not believe that the Issuer’s actions or the August 6, 2015 letter are effective to extend the Agreement under the terms of the Agreement or Missouri law and reserves the right to challenge the Issuer’s action or interpretation of the Agreement. The letter is attached as Ex. “99.6”.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended to add the following items:

99.5	Letter from Villere to Issuer, dated July 30, 2015

99.6	Letter from Issuer to Villere, dated August 6, 2015.

SCHEDULE 13D/A

CUSIP No. 26882D109	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2015

ST. DENIS J. VILLERE & COMPANY, L.L.C.

By:	/s/ George Young
Name:	George Young
Title:	Member

GEORGE V. YOUNG

/s/ George Young

ST. DENIS J. VILLERE II

/s/ St. Denis J. Villere II

ST. DENIS J. VILLERE III

/s/ St. Denis J. Villere III

GEORGE G. VILLERE

/s/ George Villere